Exhibit 4

METHANEX CORPORATION
Supplemental Information, Page 1
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

Methanex Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

(a)	Income tax accounting:

The income tax differences identified in note (i) include the income tax effect of other differences between Canadian GAAP and U.S. GAAP described below.

(b)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer.

For U.S. GAAP purposes the following adjustments would be required for the year ended December 31, 2003:

(i)	Asset restructuring charge would increase by $31.2 million. The Company recorded an asset restructuring charge during the year ended December 31, 2003, which included the write-down of property, plant and equipment and related assets in New Zealand. This adjustment relates to the write-off of the net book value of the U.S. GAAP adjustment previously recorded for the New Zealand assets to reflect the business combination described above as a purchase.

(ii)	Depreciation expense, for U.S. GAAP purposes, would increase by $12.4 million (2002 — $24.5 million).

For U.S. GAAP purposes, property, plant and equipment at December 31, 2003 would increase by $42.0 million (2002 — $85.6 million), which represents the adjustments, net of depreciation and the write-down of property, plant and equipment, to record the business combination described above as a purchase.

(c)	Interest in joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method, whereas Canadian GAAP requires proportionate consolidation of interests in joint ventures. The impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity and as such the Company has not made an adjustment in this reconciliation for this difference in accounting principles. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. A summary balance sheet and cash flow statement for the Company’s interest in the Atlas joint venture is provided in note 5 to the Company’s consolidated financial statements.

METHANEX CORPORATION
Supplemental Information, Page 2
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(d)	Derivative instruments and hedging activities:

Under Canadian GAAP, unrealized gains or losses on foreign currency contracts are recognized in earnings when the related hedged transaction is realized.

Under U.S. GAAP, the fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported in net income or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting treatment. The Company designates each derivative instrument as either a cash flow hedge or a fair value hedge. Cash flow hedges are hedges of the variability of cash flows relating to forecasted transactions and fair value hedges are hedges of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment. For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs. For fair value hedges, at each balance sheet date the effective portion of the gain or loss on the derivative instrument is recognized in net income together with the corresponding loss or gain on the hedged item attributable to the risk being hedged. Any amounts excluded from the assessment of hedge effectiveness as well as any ineffective portion of a derivative’s change in fair value are immediately recognized in net income.

For the year ended December 31, 2003, the Company recorded a net adjustment to increase income before taxes by $8.3 million (2002 — $18.8 million), which represents the difference between Canadian and U.S. GAAP for accounting for derivative instruments.

(e)	Stock compensation:

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock compensation to employees. Under APB 25, compensation is measured based on the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess on the measurement date of the market price of the stock over the exercise price of the stock option. Compensation expense is recognized ratably over the vesting period. The measurement date is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. If the measurement date is later than the date of grant then the plan is termed a variable plan.

For U.S. GAAP purposes the following adjustments to income before taxes have been made:

(i)	Incentive stock options — The Company grants incentive stock options which have exercise prices based on the market price at the date of grant and, accordingly, no stock compensation expense is required to be recorded. The Company granted 946,000 stock options in 2001 that are accounted for under U.S. GAAP as variable plan options because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. The final measurement date for these options is the exercise date or if forfeited or expired, the forfeiture or expiry date. Prior to the final measurement date, compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock options at each reporting date. Compensation expense is recognized ratably over the vesting period. During the year ended December 31, 2003, the Company recorded $0.6 million (2002 — $1.9 million) in compensation expense related to these variable plan options.

(ii)	Performance stock options — The Company has also granted performance stock options for which the measurement date is not known until certain performance criteria are achieved and therefore prior to the measurement date no compensation expense is recorded. During the year ended December 31, 2003, 761,000 performance stock options vested and became exercisable. The compensation expense related to the performance stock options for the year ended December 31, 2003 was $5.9 million (2002 — $0.6 million).

METHANEX CORPORATION
Supplemental Information, Page 3
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(f)	Shipping and handling costs:

Certain shipping and handling costs are netted against revenue for the Company’s Canadian GAAP consolidated financial statements. U.S. GAAP requires the presentation of revenue without deductions for shipping and handling costs. For U.S. GAAP purposes, revenue and cost of sales would increase by $25.1 million for the year ended December 31, 2003 (2002 — $33.0 million).

(g)	Asset retirement obligations:

Under Canadian GAAP, the Company accrues obligations for future site restoration costs for those sites where a reasonably definitive estimate can be made.

For U.S. GAAP purposes, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. FAS 143 requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be initially recorded at estimated fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment. The initial liability, which is based on a discounted value of the expected costs to be paid when the assets are retired, is increased each period by an amount equal to the carrying amount of the liability multiplied by the applicable discount rate. The resulting expense, referred to as accretion expense, is included in cost of sales and operating expenses. The initial increase in the carrying amount of property, plant and equipment is depreciated over the estimated remaining useful life of the related asset. An asset retirement obligation is not recognized with respect to long-lived assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations can not be reasonably estimated.

For U.S. GAAP purposes, the cumulative effect of the accounting change recorded on January 1, 2003 would be to decrease other long-term liabilities by $3.3 million, increase property, plant and equipment by $1.0 million and increase net income by $4.3 million. During the year ended December 31, 2003, the Company would have also recorded accretion expense, which is included in cost of sales and operating expenses, of $1.3 million and depreciation and amortization of $1.0 million.

(h)	Impact of recently issued U.S. accounting pronouncements:

(i)	Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” — FAS 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred. FAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. The adoption of FAS 146 on January 1, 2003 did not have a material effect on the Company’s financial results.

(ii)	Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities — FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. FAS 149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The adoption of FAS 149 had no material effect on the Company’s financial results.

(iii)	Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” — FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of FAS 150 had no material effect on the Company’s financial results.

METHANEX CORPORATION
Supplemental Information, Page 4
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of recently issued U.S. accounting pronouncements (continued):

(iv)	The FASB has also issued interpretations with wide applicability:

•	Financial Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Discounting Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002. The adoption of FIN 45 had no material effect on the Company’s financial results.

•	Financial Interpretation No. 46, as amended, (FIN 46 R), “Consolidation of Variable Interest Entities” which addresses the requirements to consolidate related entities if a company is determined to be the primary beneficiary as a result of variable economic interests. The Interpretation is currently effective for variable interest entities created after January 31, 2003 and becomes effective for any other variable interests of the Company for the period ending December 31, 2004. However, as the Company currently has no interest in variable interest entities, no impact on the Company’s financial results is expected.

METHANEX CORPORATION
Supplemental Information, Page 5
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(i)	Impact of U.S. GAAP differences:

(i)	Condensed consolidated balance sheets:

As at December 31	2003			2002

	Canadian		U.S.	U.S.
	GAAP	Adjustments	GAAP	GAAP

Assets
Current assets (d)	$650,315	$31,756	$682,071	$753,628
Property, plant and equipment (b)(d)(g)	1,320,227	34,343	1,354,570	1,065,533
Other assets (d)	111,258	3,440	114,698	92,799

	$2,081,800	$69,539	$2,151,339	$1,911,960

Liabilities and Shareholders’ Equity
Current liabilities (d)	$211,446	$936	$212,382	$142,114
Long-term debt	756,185	—	756,185	547,224
Other long-term liabilities (g)	69,377	(1,956)	67,421	62,746
Future income taxes (a)	261,218	14,926	276,144	188,662
Shareholders’ equity:
Capital stock (b)	499,258	393,950	893,208	911,158
Additional paid-in capital (e)	—	10,971	10,971	4,424
Retained earnings	284,316	(378,586)	(94,270)	47,297
Accumulated other comprehensive income (d)	—	29,298	29,298	8,335

	783,574	55,633	839,207	971,214

	$2,081,800	$69,539	$2,151,339	$1,911,960

METHANEX CORPORATION
Supplemental Information, Page 6
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(i)	Impact of U.S. GAAP differences (continued):

(ii)	Condensed consolidated statements of income and retained earnings:

For the years ended December 31	2003			2002

	Canadian		U.S.	U.S.
	GAAP	Adjustments	GAAP	GAAP

Revenue (d)(f)	$1,394,450	$25,092	$1,419,542	$1,041,794
Cost of sales and operating expenses (d)(e)(f)	1,002,853	24,674	1,027,527	755,859
Depreciation and amortization (b)(g)	95,107	13,335	108,442	136,069

Operating income before undernoted items	296,490	(12,917)	283,573	149,866
Interest expense	(38,815)	—	(38,815)	(28,972)
Interest and other income	13,843	—	13,843	10,365
Asset restructuring charges (b)	(139,352)	(31,187)	(170,539)	(115,387)
Write-off of plant and equipment under development	(39,833)	—	(39,833)	—
Site restoration adjustment	—	—	—	26,972

Income before income taxes and undernoted items	92,333	(44,104)	48,229	42,844
Income tax expense (a)	(84,825)	830	(83,995)	(22,092)

Net income before undernoted item	7,508	(43,274)	(35,766)	20,752
Cumulative effect of accounting change (g)	—	4,259	4,259	—

Net income	7,508	(39,015)	(31,507)	20,752
Retained earnings, beginning of year	386,868	(339,571)	47,297	63,401
Excess of purchase price over assigned value of common shares	(51,523)	—	(51,523)	(24,349)
Dividend payments	(58,537)	—	(58,537)	(12,507)

Retained earnings (deficit), end of year	$284,316	$(378,586)	$(94,270)	$47,297

Basic net income per share before cumulative effect of accounting change	$0.06	$(0.35)	$(0.29)	$0.16

Diluted net income per share before cumulative effect of accounting change	$0.06	$(0.34)	$(0.28)	$0.16

Basic net income per share	$0.06	$(0.32)	$(0.26)	$0.16

Diluted net income per share	$0.06	$(0.31)	$(0.25)	$0.16

METHANEX CORPORATION
Supplemental Information, Page 7
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(i)	Impact of U.S. GAAP differences (continued):

(iii)	Statement of comprehensive income and accumulated other comprehensive income (loss):

For the years ended December 31	2003	2002

	U.S.	U.S.
	GAAP	GAAP

Net income (loss)	$(31,507)	$20,752
Other comprehensive income, net of income tax:
Change in fair value of cash flow hedging instruments (d)	20,963	21,233

Comprehensive income (loss)	$(10,544)	$41,985

Accumulated other comprehensive income (loss), beginning of year	$8,335	$(12,888)
Other comprehensive income	20,963	21,223

Accumulated other comprehensive income, end of year	$29,298	$8,335